Offering Memorandum
Link Real Estate Marketplace, LLC

Link Real Estate Marketplace, LLC ("Link", the "Company," "we," "us", or "our"), a Virginia limited liability company is offering up to $124,000.00 of interests in a convertible promissory note investment (the "Securities") (the "Offering"). This Offering is made on the Regulation Crowdfunding portal site Round Here, LLC at https://roundhere.co/ (the "Intermediary").

The Company is offering a convertible promissory note investment (the "Securities") with a $10 million valuation cap.

The aggregate Minimum Amount for this offering is $10,000.00 (the "Minimum Amount" or "Target Amount"). The Company intends to raise at least the Minimum Amount and up to $124,000.00 (the "Maximum Offering Amount") from Investors in the offering of Securities described in this Form C (this "Offering"). This Offering is being conducted on a best-efforts basis and the Company must reach its Minimum Amount by January 31st, 2024 (the "Offering Deadline"). If the Company does not raise at least the minimum Target Amount under this Offering by the Offering Deadline or an extended offering deadline, no Securities will be sold in this Offering, investment commitments will be canceled, and committed funds will be returned.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This document may contain forward-looking statements and information relating to the Company, its business plan and strategy, and its industry. These statements are based on the beliefs and information of the Company's management. When used in connection with the Offering, forward-looking words like "estimate", "project", "believe", "anticipate", "intend", "expect", will identify forward-looking statements. These statements are uncertain, and changes in circumstances could frustrate the Company's plans. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Securities have not been suggested or approved by the U.S. Securities and Exchange Commission (the "SEC") or any other federal or state securities commission or regulator. No such authority has deemed this document or the Offering to be accurate or adequate. The Securities are not registered with the SEC, but are offered under a legal and regulatory exemption from registration.

A prospective investor from any participating jurisdiction must purchase the Securities through the Intermediary's portal. Investments may be accepted or rejected by the Company, in its sole discretion. The Company or the Intermediary can reject, cancel, or rescind the offer to sell or an investor's commitment to purchase the Securities at any time, for any reason.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering: (1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia; (2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78); (3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (the "Investment Company Act")(15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c)); (4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a); (5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and (6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure
The Company and its four founders, Dustin Rucobo, Luis Rucobo, Brandon Rucobo, and Christian Rucobo, being the only persons or entities holding more than a 20% interest in the Company, are not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Ongoing Reporting
The Company will file a report electronically with the Securities & Exchange Commission annually after the first sale of the Securities and will post the report on its website at https://linkrem.net/ no later than 120 days after the end of the Company's fiscal year.

The Company must continue its ongoing reports until: (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act; (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed

$10,000,000; (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record; (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) the Company liquidates or dissolves its business in accordance with state law. The Company, which has no predecessors, has not previously failed to comply with the reporting requirements of Regulation CF.

Updates
Updates on this Offering may be found at: https://roundhere.co/link.

This Form
Potential investors can and should rely on the information contained in this Form C, which was accurate as of the date it was filed. No information that is different from that contained here is authorized or should be relied upon. Circumstances may have changed since that date. References to other documents or agreements are summaries and incomplete, and they are subject to the other content and provisions of such other documents.

The Company will receive questions and give answers about this Offering through its offering page provided by the Intermediary. This Form C does not contain all information that may be required to evaluate the Offering, and any recipient should perform its own analysis. Company statements are based on information that is believed to be reliable. No warranty can be made as to the accuracy of all information.

The Company may amend this Form C, but does not expect to update or otherwise revise it, this memorandum, or exhibits. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any after its filing. This Form C is submitted in connection with this Offering and may not be copied or used for any other purpose.


SUMMARY


The Business
The following is only a summary. Potential investors should review all information in Form C, this memorandum, and exhibits, as well as all related materials on the offering page at https://roundhere.co/link   Link Real Estate Marketplace, LLC is a Virginia limited liability company. It was formed December 21, 2021, as shown in the articles of organization included with these offering materials.

The Company's office is at 3913 Longview Landing Court, Richmond, Virginia 23233. The Company's web site is https://linkrem.net.

The Company is in the business of creating the first true online real estate marketplace that will provide the ability for millions of worldwide consumers to sell, buy and rent residential and commercial real estate without the use of realtors and completely commission free.

A description of the Company's business, principal personnel, and other relevant information can be found in this Offering Memorandum Form C, and exhibits, and on the Company's offering page on the Round Here, LLC website at https://roundhere.co/link.

The Offering

Minimum aggregate dollar amount of convertible note interests offered	$10,000.00
Maximum dollar amount of interests offered	$124,000.00
Purchase price per Security	$1,000 to $50,000
Minimum individual purchase amount	$1,000.00
Offering deadline	January 31st, 2024
Use of Proceeds	see below
Voting Rights	N/A, debt instrument

The Company has paid an initial listing fee to the Intermediary in the amount of $1200. The Company will also pay the following commissions to the Intermediary based on the amount raised in the Offering at the time funds are moved from escrow: a 5% commission.

	Price to Investors	Commission	Net Proceeds
Minimum Individual Purchase	$1,000	$50	$950
Aggregate Minimum Amount	$10,000	$500	$9,500
Aggregate Maximum Amount	$124,000	$6,200	$117800

Managers (Directors)

The Company has a Board of Managers which consists of Dustin Rucobo, Luis Rucobo, Brandon Rucobo and Christian Rucobo.

Officers

Information on Company contributors is shown on the offering page of the Intermediary. Key officers include:

Luis Rucobo, Chief Executive Officer and Senior Managing Member; served 8 years in the U. S. Marine Corps and participated in combat operations in the middle east as an infantryman. After being honorably discharged from the U. S. Marine Corps, Mr. Luis Rucobo attended the University of Central Florida and currently has over 30 years' experience as a residential real estate investor with extensive knowledge of the intricacies related buying and selling real estate. The idea for an online real estate marketplace was borne primarily from the frustrations and high expense related to the current realtor driven, multiple listing service condition of the real estate market. He has worked on hundreds of real estate transactions and believes that the time has come for a shift as well as an option for consumers to the traditional way of buying and selling real estate. Mr. Luis Rucobo's role within the Company will be to provide direction, vision, knowledge as well as play a significant role in the creation as well as development of the LINK platform and consumer interface.

Dustin Rucobo, Senior Officer and Managing Member; under the direction of Luis Rucobo, has worked on numerous real estate investment projects. Mr. Dustin Rucobo has also worked with other real estate investors and attended Virginia Commonwealth University. He believes strongly in the benefits associated with the changes LINK will make to the current real estate environment. Mr. Dustin Rucobo's role within the Company will not only also provide direction, vision, knowledge, creation as well as development of the LINK platform and consumer interface, but he will play an important role in the revenue producing facet of LINK.

Brandon Rucobo, Senior Officer and Managing Member; under the direction of Luis Rucobo, has worked on numerous real estate investment projects. Mr. Brandon Rucobo attended Virginia Commonwealth University and his role within the Company will be to facilitate the social and physical marketing efforts of LINK as well as provide creative direction and vision as it relates to the platform.

Christian Rucobo, Senior Officer and Managing Member; under the direction of Luis Rucobo, has worked on numerous real estate investment projects. Mr. Christian Rucobo currently attends Virginia Tech University and his role will be to facilitate the process of creating the LINK platform by engaging prospective developers. He will also provide creative direction and vision as it relates to the platform.

Business Plan

The Company will create, LINK-Real Estate Marketplace, the first true online real estate marketplace that will ultimately provide the ability for millions of worldwide consumers to sell, buy and rent residential and commercial real estate without the use of realtors and completely commission free.

The nature of the business and its benefit to all consumers will be the ability to save thousands of dollars by not having to pay real estate commissions. Currently consumers selling real estate not only have to pay sales commissions to the real estate agent handling the listing of their property, but also the commissions to the agent that brings a buyer for the property. The current real estate industry rakes in millions of dollars in real estate commissions on a yearly basis and it is a trillion-dollar industry that is in definite need of a paradigm shift!

Several "For Sale by Owner" sales models currently do exist in some form or fashion; however, Link will be different in the sense that it will provide all of the necessary resources in one place to the consumer so that they can easily convey their real estate seamlessly without having to pay high commissions. Consumers will be able to list their property all on their own without having to pay any "listing" type fees or commissions, but they will also have the ability to pay for concierge style services that will guide them thru the listing and sales process. The fees on Link will in most cases be much less than what a consumers would likely pay in commissions. The actual conveyance of any property will be handled by a network of experienced and licensed real estate attorneys.

In time LINK will become a real estate valuation/appraisal tool as sales data will be housed within the system and therefore allow consumers and other entities the ability to obtain property values based on recent sales data and other information. The online marketplace will also provide access to literally thousands of service providers ranging from real estate attorneys to contractors who will be reviewed within the site in an effort to provide a high degree of service to consumers. Consumers needing services related to real estate will visit LINK to obtain leads for contractors and other real estate professionals.

A change is necessary in this industry due to the fact that consumers deserve to have a viable and less expensive option to the current way that real estate is conveyed and the commissions associated with the transactions. For most people, owning a home is the largest investment that they will undertake and most spend a lot of time and money maintaining those homes only to see their hard work and investments shrink by having to pay commissions at the time that they sell their property. In fact, most consumers are usually shocked when they sell their property due to the fact that they do not understand why their equity and net proceeds from the sale of their property are not as high as they thought they would or should be. The most common reason is the interest that most consumers pay on their mortgage loans as most of the payments at the start of the loan are applied to interest and therefore only make a very small decrease to the principal owed. Saving money by not having to pay commissions to a realtor will definitely help consumers retain some of the equity that they have earned on their homes.

Link will be a money saving option for consumers, both sellers and buyers. A buyer may feel that there is nothing wrong with the current system as they do not have to pay ANY commissions on a real estate transaction; however, our response to the shift in the payment of commissions by the seller on behalf of the buyer is that buyers will at some point become sellers as well.

Link will create revenue not from being a real estate marketplace, but by advertising. Although LINK will provide necessary real estate services and options to consumers, the majority of its revenue will be provided by advertising. Most social media sites, Realtor.com, Redfin.com., Zillow, Google, Facebook, etc., do not sell anything to consumers, yet they make billions of dollars in revenue and those are the models upon which LINK Real Estate Marketplace or LINK will produce revenue.

The Offering

The Company is offering a convertible note with a $10 million valuation cap. Investors will purchase and hold the convertible note agreement with the Company. The convertible note will be subject to conversion to Company shares or LLC units in the event of a future financing event that would trigger conversion, according to the terms of the convertible note.

Use of Proceeds

At minimum Target Amount of $10,000.00	Technology and Product development $7,500.00
	Indirect Expenses (Rent, Legal, Travel, Consulting, Accounting, Marketing) $2,000.00
	Administrative and Overhead $500.00
At Offering maximum of $124,000.00	Technology and Product development $90,000.00
	Indirect Expenses (Rent, Legal, Travel, Consulting, Accounting, Marketing) $25,000.00
	Administrative and Overhead $9,000.00

Capitalization and Previous Securities Offerings, Principal Security Holders

The Company has one type of membership interest and four members. Each of the founding members listed in this memorandum hold a 25% interest in the Company.

The Company has been funded to date by the contributions of its members, and it has not previously raised outside funding.

The definitions and details of the Company's LLC units are as set forth in the Company's operating agreement which is disclosed herewith.

Financial Disclosures

This financial information is as reported on the federal income tax return of the Company for its most recently completed tax year, which tax return was for tax year 2022, ending December 31, 2022.

Total Income: $0.00
Taxable Income: $0.00
Total Tax: $0.00

Financial statements of the Company are also attached, those being Profit and Loss statements and Balance Sheets, unaudited, for the years ending December 31, 2021 and December 31, 2022. The Company's tax return for 2022, the only year for which it has filed a tax return, is also attached.

This information and the attached financial statements have been reviewed and certified by the Company's CEO and Managing Member, and the written certification is included in the Offering Materials.

Indebtedness

Creditor	Amount Outstanding as of 07/17/2023	Interest Rate	Maturity Date
N/A	$0	0%	N/A

The Company has no debt.

RISK FACTORS

The SEC requires the Company to identify risks. The Company is subject to all the same risks that all companies in similar businesses share and that all companies in the global economy share. These include risks relating to overall or industry-specific downturns, political events, technological developments, hacking, and technological infrastructure failures. Additionally, the Company remains in the early stages of its business, which is an inherently risky phase.

You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The amount of capital raised may not be enough to sustain the Company under its current business plan. The Company may need to raise additional funds. There is no guarantee the Company will be able to do so. The Company may never be able, for funding reasons or marketplace reasons, to execute its plans, in which case it would be compelled to cease operations and sell or otherwise transfer all or substantially all assets, potentially causing investors to lose their investment. The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably.

Although dependent on certain key personnel, the Company does not have any "key man" life or disability insurance coverage on those people. Therefore, if any key personnel die or become disabled, the Company will not receive any compensation to assist with such transitions, hiring of replacements, and reorganizing the executive team. There is no guarantee that key personnel will stay with the Company.

The Company may lack the financial controls and procedures of public companies, and it lacks the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. The Company is not subject to that Act, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. Changes in government regulation could adversely impact our business. The Company is subject to legislation and regulation at the federal, state, and local levels. It is possible that the Company will later be bound by, or deemed to be bound by, laws or regulations that would limit its preferred means of doing business.

Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business. We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The Company may implement new lines of business or offer new products and services within existing lines of business. The Company may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract users and network participants, or be subject to cost increases. In such cases, our business, financial condition or results of operations may be adversely affected. The Company's reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Damage to our reputation could negatively impact our business, financial condition and results of operations. Any incident that erodes loyalty for our brand could damage the Company's business. We may be adversely affected by any negative publicity, regardless of its accuracy.

Like others, the Company faces the risk of attacks on our information infrastructure where we manage and store proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions may be difficult to identify because they are not included in commercially available antivirus programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, applications that we produce or procure from others may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Risks Related to the Offering

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance, among other exemptions, on the exemptive provisions of article 4(a)(6) of the Securities Act and Regulation Crowdfunding (Reg CF) under the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

If the Company is found to have violated state and federal securities laws in a prior offering of securities, it may face penalties from state and federal regulators and prior investors may have a right to a return of their investment amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company's management will have discretion in how the Company uses the net proceeds of this offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The Company has the right to end the Offering early. Your investment commitment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. You will be able to cancel your investment commitment before the offering minimum is met. You can also cancel a commitment until 48 hours prior to the offering deadline. If you do not cancel an investment before the 48-hour period prior to the offering deadline, the funds will be released and you will receive your Securities.

While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein.   Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its Minimum Amount after 21 calendar days but before the deadline, the Company can end the Offering with 5 business day's notice. This means your failure to participate in the Offering in a timely manner may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

The Company has the right to conduct multiple closings during the Offering. The first closing will occur after the Company meets the minimum Target Amount under this Offering, if that minimum Target Amount is met. At each closing, funds will be removed from escrow and transferred to the Company's bank account, and securities will be issued to the investors. Investors should be mindful that multiple closings would mean that they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. If an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm their existing investment; it will be complete.

Risks Related to the Securities

The securities sold in this Offering will not be freely tradable until one year from the initial purchase date. Although the securities sold in this Offering may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the securities sold in this Offering. Because the securities sold in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the securities sold in this Offering have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the securities sold in this Offering may also adversely affect the price that you might be able to obtain for the securities sold in this Offering in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof. Investors will not have voting rights. Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders. The Company may never undergo a liquidity event such as a sale of the Company or an

IPO. If a liquidity event never occurs, the Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above. Equity securities may be significantly diluted as a consequence of subsequent financings.

The Company's equity securities will be subject to dilution. The Company may issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities will be subject to dilution in an unpredictable amount. Such dilution may reduce a Investor's control and economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, the Company may have to raise additional capital at a price unfavorable to the existing investors, including the Investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the equity securities. There is no present market for the Securities, and we have arbitrarily set the terms. The terms of the Offering were not established in a competitive market. We have arbitrarily set the terms of the Securities with reference to the general status of the securities market and other relevant factors.

The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price. In a dissolution or bankruptcy of the Company, Investors will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event. Holder of the Securities cannot be guaranteed a return in the event of a dissolution event or bankruptcy.

There is no guarantee of a return on an Investor's investment. For this reason, each Investor should read the Company's Form C, this memorandum, and all exhibits and related disclosures carefully and should consult with its own attorney and business advisor prior to making any investment decision. The Company has the right to limit an individual Investors commitment amount based on the Company's determination of a Investor's sophistication and relative amount to the Investors' income and net worth. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that Round Here, LLC instruct the Escrow Agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors.

All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will have no such right.